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                                                     Filed by BCSB Bancorp, Inc.
                                                  Pursuant to Rule 425 under the
                                               Securities Act of 1933 and deemed
                                                filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934

                                            Subject Company: BCSB Bankcorp, Inc.
                                                 Commission File No.: 333-141572


                                  PRESS RELEASE


                          For More Information Contact
                               Joseph J. Bouffard
                                 (410) 248-9130
                               BCSB Bankcorp, Inc.

                               BCSB BANKCORP, INC.
            ANNOUNCES FILING OF APPLICATION FOR EXTENSION OF TIME TO
                               COMPLETE OFFERING

BCSB Bankcorp, Inc. (NASDAQ: BCSB), holding company for Baltimore County Savings Bank, F.S.B., announced today that BCSB Bancorp, Inc. has applied to the Office of Thrift Supervision for approval to extend the time to complete its offering of common stock for 90 days until March 2, 2008. In addition, BCSB Bankcorp has directed its independent appraiser to conduct a new appraisal of the pro forma value of BCSB Bancorp and Baltimore County Savings Bank as converted. The amounts of BCSB Bancorp common stock to be sold in the offering and to be issued in exchange for existing shares of BCSB Bankcorp common stock upon completion of the second step conversion will be within the range established by this new appraisal.

As a result of these actions, BCSB Bancorp will return the subscription funds it has received. In addition, BCSB Bankcorp again will seek approval of the second step conversion by its stockholders at a meeting to be held in the first quarter of calendar year 2008. The precise timing and precise manner of any resolicitations of stockholders and/or members have not yet been determined, pending finalization of the revised appraisal and related regulatory reviews. Completion of the second step conversion and the offering remain subject to final approval by the Office of Thrift Supervision, and are now expected to occur in the first quarter of calendar year 2008. More specific information on the resolicitation process and the timing of the completion of the transactions will be made public when available.

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President Joseph J. Bouffard stated that he and the Board of Directors of BCSB
Bankcorp were very disappointed that the Company was unable to complete the offering at this time. He indicated that even though the Company's primary subsidiary, Baltimore County Savings Bank, has no exposure to subprime mortgages, the stock market conditions created by the downturn in that part of the mortgage market has adversely affected the stock of many financial institutions. That in turn has impacted BCSB's ability to complete its second step conversion. He remains optimistic that as the financial markets stabilize, and the Company's independent appraiser completes the new appraisal of the pro forma value of BCSB Bancorp and Baltimore County Savings Bank, the Company will be able to complete its offering of public stock.

Founded in 1955, Baltimore County Savings Bank operates under its holding company, BCSB Bankcorp, Inc. BCSB provides regional community banking solutions through 18 locations across the Baltimore metropolitan area. BCSB Bankcorp, Inc. became a publicly traded mutual holding company in July 1998. For more information, visit www.baltcosavings.com.

This press release contains statements that are forward-looking, as that term is defined by the Private Securities Litigation Reform Act of 1995 and the Securities and Exchange Commission in its rules, regulations and releases. The Company intends that such forward-looking statements be subject to the safe harbors created thereby. All forward-looking statements are based on current expectations regarding important risk factors, including but not limited to delays in consummation of the conversion and offering, difficulties in selling the common stock or in selling the common stock within the expected time frame, whether the regulatory and stockholder approvals needed to complete the conversion will be obtained, real estate values, market conditions, the impact of interest rates on financing, and local and national economic factors. Accordingly, actual results may differ from those expressed in the forward-looking statements, and the making of such statements should not be regarded as a representation by BCSB Bankcorp or any other person that results expressed herein will be achieved.

This press release is neither an offer to sell nor a solicitation of an offer to buy common stock, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws or laws of any such state or jurisdiction. The offer is made only by the prospectus and prospectus supplements. The shares of common stock are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

BCSB Bancorp will file a proxy statement/prospectus concerning the conversion with the Securities and Exchange Commission. Shareholders of BCSB Bankcorp are urged to read the proxy statement/prospectus when it becomes available because it will contain important information. Investors are able to obtain all documents filed with the SEC by BCSB Bancorp free of charge at the SEC's website, www.sec.gov. In addition, documents filed with the SEC by BCSB Bancorp may be read and copied at the SEC's public reference room at 100 F Street, N.E., Washington, DC. The directors, executive officers, and certain other members of management and employees of BCSB Bankcorp will be participants in the solicitation of proxies in favor of the conversion from the shareholders of BCSB Bankcorp. Information about the directors and executive officers of BCSB Bankcorp will be included in the proxy statement/prospectus to be filed with the SEC.